Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

		March 31	December 31
	Notes	2012	2011
ASSETS
Current Assets
Cash		$17,308	$50,935
Accounts receivable	4	79,306	73,048
Taxes receivable		5,786	4,602
Inventories	5	19,553	20,046
Other assets	6	6,953	11,255
Total Current Assets		128,906	159,886
Non-current Assets
Mining interests	7	301,055	256,159
Total Non-current Assets		301,055	256,159
Total Assets		$429,961	$416,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$43,549	$42,436
Current portion of obligations under finance leases	9	4,793	2,428
Provisions		1,000	1,000
Taxes payable		715	715
Current derivative liability		4,904	4,875
Total Current Liabilities		54,961	51,454
Non-current Liabilities
Income taxes payable		2,648	2,648
Asset retirement obligations	8	19,375	20,881
Obligations under finance leases	9	12,627	2,104
Long-term debt		66,176	65,698
Deferred mining tax liability		5,283	4,264
Total Non-current Liabilities		106,109	95,595
Shareholders’ Equity
Common share capital and purchase warrants	11	741,171	740,888
Stock options and related surplus		8,399	7,859
Contributed surplus		8,873	8,873
Deficit		(489,552)	(488,624)
Total Shareholders’ Equity		268,891	268,996
Total Liabilities and Shareholders’ Equity		$429,961	$416,045

Contingencies and commitments – Notes 13 and 16

Subsequent events – Note 19

See accompanying notes to the consolidated financial statements

1 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

			Three months ended March 31
	Notes		2012	2011
Revenue	14		$44,582	$36,714

Mining operating expenses
Production costs			27,551	30,427
Smelting, refining and freight costs			2,978	1,439
Royalty expense			1,594	1,126
Depreciation and amortization			3,936	4,165
Gain on disposal of equipment			(79)	-
Gold mine closure costs			1,077	-
Total mining operating expenses			37,057	37,157
Income (loss) from mining operations			7,525	(443)

Other expenses
Exploration			4,003	3,839
General and administration			3,329	3,479
Interest income	15		(102)	(651)
Interest expense and other costs	15		1,083	239
Foreign exchange loss			219	160
Total other expenses			8,532	7,066
Loss before taxes			(1,007)	(7,509)
Income and mining tax recovery (expense)			79	(2,812)
Loss and comprehensive loss for the period			$(928)	$(10,321)
Loss per share
Basic and diluted			$(0.01)	$(0.06)
Weighted average number of shares outstanding
Basic	11	(f)	162,924,838	160,198,305
Diluted	11	(f)	162,924,838	160,198,305

See accompanying notes to the consolidated financial statements

2 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Notes	2012	2011
Cash provided by (used in)
Operations
Net loss for the period		$(928)	$(10,321)
Gold mine reclamation expenditures		(1,448)	-
Operating items not involving cash
Depreciation and amortization		3,936	4,165
Accretion expense	15	564	85
Deferred income and mining tax expense (recovery)		1,019	(1,263)
Share-based compensation and employee benefits		827	739
Other		251	27
		4,221	(6,568)
Changes in non-cash working capital	17	530	11,438
		4,751	4,870
Financing Activities
Issuance of common shares and warrants, net of issue costs	11	-	61,802
Capital lease facility	9	11,239	-
Repayment of obligations under finance leases	9	(1,180)	(503)
Interest paid		(3,592)	(48)
		6,467	61,251
Investing Activities
Additions to mining interests		(44,924)	(41,144)
Proceeds on disposal of mining interests		79	-
		(44,845)	(41,144)
Increase (decrease) in cash		(33,627)	24,977
Cash, beginning of period		50,935	75,159
Cash, end of period		$17,308	$100,136

See accompanying notes to the consolidated financial statements

3 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Notes	Number of shares	Capital stock	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2011	11	154,653,275	$697,674	$5,596	$5,113	$5,537	$(423,470)	$290,450
Common shares issued:
Private placement of flow-through shares, net of issue costs	11(d)	2,667,000	20,606	-	-	-	-	20,606
Premium on issuance of flow-through shares		-	(1,840)					(1,840)
Warrants:
Warrants exercised	11(b)	5,009,986	21,292	-	-	-	-	21,292
Fair value of warrants exercised		-	1,222		(1,239)	14		(3)
Stock based compensation:
Stock options exercised	11(e)	29,169	127	-	-	-	-	127
Fair value of options exercised		-	72	(72)				-
Stock-based compensation expense	11(c)	19,967	136	675	-	-	-	811
Net loss and comprehensive loss for the quarter ended March 31, 2011		-	-	-	-	-	(10,321)	(10,321)
Balance, March 31, 2011		162,379,397	$739,289	$6,199	$3,874	$5,551	$(433,791)	$321,122

Balance, January 1, 2012		162,851,432	$740,888	$7,859	-	$8,873	$(488,624)	$268,996
Stock based compensation:
Stock-based compensation expense	11(c)	109,507	283	540	-	-	-	823
Net loss and comprehensive loss for the quarter ended March 31, 2012		-	-	-	-	-	(928)	(928)
Balance, March 31, 2012		162,960,939	$741,171	$8,399	-	$8,873	$(489,552)	$268,891

See accompanying notes to the consolidated financial statements

4 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

(unaudited)

1.	NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP” or “the Company”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The Company’s 100%-owned subsidiaries are Lac des Iles Mines Ltd. (“LDI”) and NAP Quebec Mines Ltd. (“NAP Quebec”).

NAP’s flagship operation is the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method.

The Company is incurring additional exploration expenditures on other palladium opportunities at LDI, including the Cowboy, Outlaw and Sheriff zones that are adjacent to the underground operations.

The Company also owns the Vezza gold mine located north of Val D’or, Quebec. The Company’s other Québec-based properties consist of Discovery, Flordin, Cameron Shear, Florence, Laflamme, Dormex and Harricana.

The condensed interim consolidated financial statements for the Company as at March 31, 2012 and for the three month period ended March 31, 2012 include the Company and its subsidiaries (collectively referred to as “the Company”).

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these interim financial statements, including IAS 34, Interim Financial Reporting.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of May 10, 2012, the date the Board of Directors approved the condensed interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2012 could result in restatement of these condensed interim consolidated financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the condensed interim consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s and each of its subsidiaries functional currency. All financial information is expressed in thousands of Canadian dollars, except share and per share amounts.

5 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

Use of Estimates and Judgments

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 8 – Asset retirement obligations

Note 11 – Shareholders’ equity

Note 12 – Financial Instruments

Note 14 – Revenue from metal sales

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

(i)	Asset carrying values may be affected due to changes in estimated future cash flows;

(ii)	Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(iii)	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(iv)	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 7 – Mining interests

Note 16 – Contingencies

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2011 have been applied consistently by all Company’s entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

6 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

Adoption of New Accounting Standards

In addition to the initial adoption of IFRSs in effect at the January 1, 2010 transition date and any amendments effective on or before January 1, 2012, the following new accounting standards have been adopted by the Company.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. This update is effective for years beginning on or after July 1, 2011. Where applicable, disclosures in these condensed interim consolidated financial statements have been prepared in accordance with the Company’s adoption of this standard.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At March 31	At December 31
	2012	2011
Accounts receivable	$78,174	$71,097
Unrealized gain on financial contracts[1]	1,132	1,951
Accounts receivable	$79,306	$73,048

[1]	As at March 31, 2012, a total of 76,000 ounces of past palladium production delivered and sold to the smelter, was priced using forward prices for the month of final settlement at an average price of $668 per ounce (December 31, 2011 – 69,500 ounces at an average price of $697 per ounce).

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, valued using the March 31, 2012 forward metal prices for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from one customer at March 31, 2012 (December 31, 2011 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 14.

Accounts receivable has been pledged as security against a one-year US$60.0 million operating line of credit with a Canadian chartered bank, which is to be used for working capital liquidity and general corporate purposes. The Company had $43.6 million available to be drawn from the credit facility and $16.4 million was utilized for letters of credit primarily for reclamation deposits, refer to note 13c.

5.	INVENTORIES

Inventories consist of the following:

	At March 31	At December 31
	2012	2011
Supplies	$12,111	$11,209
Gold inventory[1]	4,578	6,209
Crushed and broken ore stockpiles[2]	2,864	2,628
Total	$19,553	$20,046

[1]	Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.

[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of ore stockpiles that is not expected to be processed within one year, if any, is shown as a long-term asset.

7 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

All inventory amounts are carried at cost for the periods presented with the exception of gold inventories which are written down to net realizable value.

Supplies inventory of $8,004 (March 31, 2011 – $7,641) were recognized as an expense during the quarter ended March 31, 2012.

6.	OTHER ASSETS

Other assets consist of the following:

	At March 31	At December 31
	2012	2011
Prepaids	$1,362	$695
Sales taxes receivable	4,899	8,501
Ministry of Natural Resources[1]	-	1,769
Other	692	290
	$6,953	$11,255

[1]	In 2011, the Company issued a letter of credit related to the Sleeping Giant mine and mill closure plan, replacing the mine closure deposit. The Ministry of Natural Resources acknowledged receipt of the letter of credit in 2011 and the cash proceeds were received in the first quarter of 2012.

7.	MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining Leases and claims, royalty interest, and development	Exploration properties	Total
Carrying amounts
As at December 31, 2011	$36,215	$163,903	$6,136	$11,198	$38,707	$256,159
As at March 31, 2012	$36,086	$189,432	$18,463	$11,006	$46,068	$301,055

[1]	For the quarter ended March 31, 2012, $1,665 (year ended December 31, 2011 - $1,573) of interest costs on long-term debt was capitalized to mining interests.

[2]	During the first quarter of 2012, the Company established a $15,000 capital lease facility to fund equipment for the LDI mine expansion, of which $11,239 had been utilized as at March 31, 2012. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10,461, the net amount of $778 has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. Refer to note 9.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title, property, plant and equipment pledged as security for credit facility arrangements and Senior secured lenders.

8 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

8.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

Asset retirement obligations are comprised of the following as at March 31, 2012:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine	2020	$13,823	$12,997	$12,974	$16,399
Sleeping Giant mill[1]	2021	4,448	1,920	1,769	5,451
Sleeping Giant mine	2012	668	-	-	668
Vezza gold mine	2021	436	-	-	538
		$19,375	$14,917	$14,743	$23,056

[1]	The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine. Including a letter of credit for Shebandown West project, the total letters of credit outstanding are $15,060.

Asset retirement obligations are comprised of the following as at December 31, 2011:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine	2020	$13,905	$12,997	$8,466	$16,312
Sleeping Giant mill[1]	2021	4,426	1,920	1,769	5,360
Sleeping Giant mine	2012	2,116	-	-	1,448
Vezza gold mine	2021	434	-	-	533
		$20,881	$14,917	$10,235	$23,653

[1]	The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine. Including a letter of credit for Shebandown West project, the total letters of credit outstanding are $10,552

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At March 31	At December 31
	2012	2011
Inflation	2.00	2.00
Market risk	5.00	5.00
Discount rate	1.98	1.84

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements. During the period, the mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions.

9.	LEASES

At the respective reporting dates, the Company was part to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 7 under the category of equipment under finance leases.

9 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	March 31, 2012			December 31, 2011
	Future minimum lease payments	Interest	Present Value of minimum lease payments	Future minimum lease payments	Interest	Present Value of minimum lease payments
Less than one year	$5,660	$867	$4,793	$2,677	$249	$2,428
Between one and five years	14,110	1,483	12,627	2,228	124	2,104
More than five years	-	-	-	-	-	-
	$19,770	$2,350	$17,420	$4,905	$373	$4,532
Less current portion			4,793			2,428
			$12,627			$2,104

During the first quarter of 2012, the Company established a $15,000 capital lease facility to fund equipment for the LDI mine expansion, of which $11,239 had been utilized as at March 31, 2012. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10,461, the net amount of $778 has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. See note 7.

10.	RELATED PARTY TRANSACTIONS

At the respective reporting dates, the Company’s subsidiaries are as follows:

	Ownership interest
	Country of	At March 31	At December 31	At December 31
	incorporation	2012	2011	2010
Lac des Iles Mines Ltd. (“LDI”)	Canada	100%	100%	100%
NAP Quebec Mines Ltd. (“NAP Quebec”)	Canada	100%	100%	100%

11.	SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Common share purchase warrants

The changes in issued common share purchase warrants for the period end are summarized below:

	As at March 31 2012		As at December 31 2011
	Warrants	Amount	Warrants	Amount
Balance beginning of period	-	$-	13,837,924	$5,113
Issued pursuant to unit offerings, net of issue costs	-	-	-	-
Warrants exercised	-	-	(5,009,986)	(1,239)
Warrants expired	-	-	(8,827,938)	(3,874)
Balance, end of period	-	$-	-	$-

In September 2009, the Company completed an equity offering for total net proceeds of $46,455. In October 2009, the Company issued additional units for total net proceeds of $7,121. On December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011. During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Total proceeds of $38.8 million were received from the exercise of Series A warrants and 67,938 Series A warrants were not exercised prior to expiry.

10 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

On April 28, 2010, the Company completed an equity offering of 20,000,000 units at a price of $5.00 per unit for total net proceeds of $94,227 (issue costs $5,773). As at December 31, 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million. On October 28, 2011, the remaining Series B warrants expired unexercised.

(c)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. The Company is required to make contributions on a quarterly basis equivalent to 3% of eligible employees’ base compensation and up to an additional 2% matching, per employee per annum, made either in cash or treasury shares of the Company. The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Corporate Stock Option Plan and other securities-based compensation plans. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the quarter ended March 31, 2012, the Company contributed 109,507 shares with a fair value of $283 (2011 – 19,967 shares with a fair value of $136).

(d)	Flow-through share offering

On February 18, 2011, the Company issued 2,667,000 in flow-through common shares for net proceeds of $20.8 million. In 2011, the Company spent the required $22.0 gross proceeds on Canadian exploration expenses.

Subsequent to the quarter end, on April 30, 2012, the Company issued 11,300,000 flow-through common shares at a price of $3.10 per share for net proceeds of $33.2 million. The Company is required to spend the gross proceeds of $35.0 million on Canadian exploration expenditures that are expected to be renounced to investors for the 2012 tax year.

(e)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Group Retirement Savings Plan and other securities-based compensation plans. As at March 31, 2012, 5,853,717 options (December 31, 2011 – 5,853,717 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	March 31, 2012		December 31, 2011
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,644,583	$4.43	3,847,833	$4.22
Granted	1,757,000	$2.83	273,000	$5.45
Exercised	-	-	(317,919)	$2.13
Cancelled	(20,000)	$6.52	(158,331)	$5.73
Forfeited	-	-	-	-
Outstanding, end of period	5,381,583	$3.90	3,644,583	$4.43
Options exercisable at end of period	2,477,597	$4.09	2,439,925	$4.06

11 FIRST QUARTER REPORT 2012

North American Palladium Ltd.

For the year ended December 31, 2011, the weighted average share price on the dates common share purchase options were exercised was $3.57.

The following table summarizes information about the Company’s stock options outstanding at March 31, 2012:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at March 31, 2012	Options Exercisable at March 31, 2012
$ 1.85-3.00	4.72	2,731,750	908,084
$ 3.00-3.50	4.13	1,181,666	830,005
$ 3.50-6.50	4.66	1,181,667	521,669
$ 6.50-12.00	2.16	286,500	217,839
	4.44	5,381,583	2,477,597

The fair value of options granted during 2012 and 2011 has been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	March 31	December 31
	2012	2011
Awards granted	1,757,000	273,000
Weighted average fair value of awards	$1.24	$2.91
Pre-vest forfeiture rate	13%	14%
Grant price	$2.83	$5.45
Market price	$2.54	$5.53
Volatility	65%	65%
Risk free rate	1.25%	2.04%
Dividend yield	0%	0%
Expected life (in years)	4.4	4.3

(f)	Reconciliation of the diluted number of shares outstanding:

For the quarters ended March 31, 2012 and March 31, 2011, the effect of stock options, warrants and the conversion options contained in the derivative liability have not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

Subsequent to the quarter end, the Company issued 11,300,000 flow-through common shares, which increased the number of outstanding shares. Refer to note 11(d) and 19.

(g)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit (“RSU”) Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at March 31, 2012, 237,871 (December 31, 2011 – 129,418) restricted share units had been granted and were outstanding at an aggregate value of $375 (December 31, 2011 – $237).

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North American Palladium Ltd.

(h)	Shareholder Rights Plan

On May 11, 2011, the Company’s shareholders approved the adoption of a shareholder rights plan. The primary objectives of the shareholder rights plan are to ensure shareholders are given fair treatment in the event of any take-over bid for the Company’s common shares and provide Shareholders adequate time to properly evaluate an offer. The Shareholder Rights Plan provides for the issuance of one right for each outstanding common share of the Company on the occurrence of certain events.

(i)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense for the quarter ended March 31:

	At March 31	At December 31
	2012	2011
Registered retirement savings plan	$283	$841
Common share purchase options	540	2,563
Restricted share units	205	135
	$1,028	$3,539

12.	FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, other assets, reclamation deposits, accounts payable and accrued liabilities, current derivative liabilities, obligations under finance leases, provisions and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under finance leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs are determined as described in note 11.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to declining palladium prices and/or an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The fair value of the derivative liability relating to the 2011 long term debt issuance primarily relates to the value of palladium warrants and related conversion options. These derivative instruments are valued using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

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North American Palladium Ltd.

13.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at March 31, 2012, the Company had outstanding operating lease commitments and other purchase obligations of $6,223 and $85,678, respectively (December 31, 2011 – $6,894 and $110,612, respectively) all of which had maturities of less than five years, with the exception of $128 of operating leases with a maturity greater than five years (December 31, 2011 - $193).

(c)	Letters of credit

As at March 31, 2012, the Company had outstanding letters of credit of $16,558, consisting of $15,060 for various mine closure deposits and $1,498 for a regulated energy supplier.

14.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2012
Three months ended March 31
Revenue – before pricing adjustments	$43,689	$26,581	$4,039	$7,296	$3,208	$2,294	$271
Pricing adjustments:
Commodities	2,266	687	1,054	437	(167)	231	24
Foreign exchange	(1,373)	(868)	(177)	(172)	(86)	(65)	(5)
Revenue – after pricing adjustments	$44,582	$26,400	$4,916	$7,561	$2,955	$2,460	$290
2011
Three months ended March 31
Revenue – before pricing adjustments	$38,326	$23,731	$2,985	$8,594	$1,609	$985	$422
Pricing adjustments:
Commodities	(1,603)	(1,652)	(16)	72	57	(67)	3
Foreign exchange	(9)	417	(199)	(128)	(62)	(34)	(3)
Revenue – after pricing adjustments	$36,714	$22,496	$2,770	$8,538	$1,604	$884	$422

During the first quarter of 2012, the Company delivered all of its concentrate to one customer under the terms of the agreement (2011 – two customers).

Although the Company sells its refined metals to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s metals.

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North American Palladium Ltd.

15.	INTEREST AND OTHER COSTS (INCOME)

	Three months ended March 31
	2012	2011
Interest expense and other costs
Interest on finance leases	$207	$48
Financing costs	160	-
Asset retirement obligation accretion	86	85
Accretion expense on long-term debt	478	-
Interest expense	123	106
Unrealized loss on palladium warrants	29	-
	1,083	239
Interest income
Gain on renouncement of flow-through expenditures	-	(347)
Interest income	(102)	(304)
	$(102)	$(651)
	981	$(412)

16.	CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. The Company does not believe such matters are material and accordingly has not recorded any associated provisions within its consolidated financial statements at March 31, 2012.

17.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended March 31
	2012	2011
Cash provided by (used in):
Accounts receivable	$(6,258)	$9,839
Inventories and stockpiles	936	3,739
Other assets	4,302	2,381
Accounts payable and accrued liabilities	2,734	(6,679)
Taxes payable (recoverable)	(1,184)	2,158
	$530	$11,438

18.	SEGMENT INFORMATON

The Company is Canadian based and is in the business of exploring and mining palladium, platinum, gold and certain base metals. Its operations are organized into three reportable segments: palladium operations include the LDI palladium mine and mill; gold operations include the Vezza gold mine and Sleeping Giant mine and mill; and corporate and other. The palladium and gold operations include activities related to exploration, evaluation and development, mining, and milling. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company’s revenue by significant product type is disclosed in Note 14. The Company’s segments are summarized in the following table.

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North American Palladium Ltd.

As at and during the periods ended March 31, 2012 and December 31, 2011, segmented information is presented as follows:

	At March 31, 2012				At December 31, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Cash and cash equivalents	$225	$(1,387)	$18,470	$17,308	$1,456	$71	$49,408	$50,935
Accounts receivable	79,306	-	-	79,306	73,048	-	-	73,048
Inventories	14,791	4,762	-	19,553	12,342	7,704	-	20,046
Other current assets	4,875	7,348	516	12,739	5,558	9,033	1,266	15,857
Mining interests	248,321	52,557	177	301,055	211,505	44,433	221	256,159
Other non-current assets	-	-	-	-	-	-	-	-
Total assets	$347,518	$63,280	$19,163	$429,961	$303,909	$61,241	$50,895	$416,045
Accounts payable and accrued liabilities	$34,984	$7,784	$1,496	$44,264	$27,564	$12,184	$3,403	$43,151
Obligations under finance leases	16,936	484	-	17,420	4,314	218	–	4,532
Provisions	-	1,000	-	1,000	-	1,000	–	1,000
Asset Retirement Obligations	13,823	5,552	-	19,375	13,905	6,976	-	20,881
Other liabilities	2,648	5,283	4,904	12,835	2,648	4,264	4,875	11,787
Long-term debt	-	-	66,176	66,176	-	-	65,698	65,698
Total liabilities	$68,391	$20,103	$72,576	$161,070	$48,431	$24,642	$73,976	$147,049

	Three months ended March 31, 2012				Three months ended March 31, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Revenue – after pricing adjustments	$41,580	$3,002	$-	$44,582	$29,436	$7,278	$-	$36,714
Depreciation and amortization	3,747	144	45	3,936	1,755	2,362	48	4,165
Gold mine closure costs	-	1,077	-	1,077	-	-	-	-
Operating expenses	29,963	2,081	-	32,044	22,592	10,400	-	32,992
Income (loss) from mining operations	7,870	(300)	(45)	7,525	5,089	(5,484)	(48)	(443)
Other expenses
General and administration	127	26	3,176	3,329	50	54	3,375	3,479
Exploration	3,170	819	14	4,003	1,908	1,915	16	3,839
Other	334	9	857	1,200	(350)	73	25	(252)
Income (loss) before taxes	4,239	(1,154)	(4,092)	(1,007)	3,481	(7,526)	(3,464)	(7,509)
Income and mining tax (expense) recovery	-	79	-	79	(2,387)	(428)	3	(2,812)
Net income (loss) and comprehensive income (loss) for the period	$4,239	$(1,075)	$(4,092)	$(928)	$1,094	$(7,954)	$(3,461)	$(10,321)

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North American Palladium Ltd.

	Three months ended March 31, 2012				Three months ended March 31, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Additions to mining interests	$37,210	$7,714	$-	$44,924	$32,740	$8,404	$-	$41,144

For additional discussion relating to reliance on customers, refer to accounts receivable in note 4 and revenue from metal sales in note 14.

19.	SUBSEQUENT EVENTS

Flow-Through Common Shares

Subsequent to the quarter end, on April 30, 2012, the Company issued 11,300,000 flow-through common shares at a price of $3.10 per share for net proceeds of $33.2 million. The Company is required to spend the gross proceeds of $35.0 million on Canadian exploration expenditures that are expected to be renounced to investors for the 2012 tax year.

Smelter contract

Subsequent to quarter end, LDI signed a three-year contract for the smelting and refining of the mine’s concentrate with Vale Canada Limited, located in Sudbury, Ontario.  The new contract, which became effective in May, has a shorter payment period by approximately two months than the previous contract, which will allow the Company to reduce its investment in working capital.

17 FIRST QUARTER REPORT 2012